Exhibit 99.1

Genius Group approves and initiates 20% share buyback,

buys back one million shares.

SINGAPORE, July 10, 2025 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced that further to receiving shareholder and board approval for a share buyback of up to 20% of the Company’s issued ordinary shares, on July 9, 2025 the Company bought back one million shares of its stock on the open market at an average price of $1.30 per share.

At Genius Group’s Annual General Meeting (AGM) on July 7, 2025, Company shareholders voted 98.8% in favor of a proposed share buyback mandate which authorizes the Board to buy back up to 20% of the Company’s issued ordinary shares at any time over the next twelve months or until the Company’s next AGM.

Further to the shareholder approval, on July 8, 2025, the Company’s Board passed a resolution authorizing the CEO to execute the share buyback for up to 100% of the total shareholder approved buyback limit of up to 20% of the Company’s issued Class A Ordinary Shares, in such manner, proportion and timing as he deems most appropriate to preserve shareholder value.

On July 9, 2025, the Company’s CEO, Roger Hamilton, executed a buy back of one million shares of the company’s ordinary shares at an average price of $1.30 per share.

The one million repurchased shares represent 7% of the permitted shares to be repurchased based on the approved share buy back mandate. The repurchased shares have been returned to the Company’s treasury.

In executing the buy back, the Company and the Company’s broker followed the guidelines in Rule 10b-18 and Rule 10b-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to ensure compliance and a non-exclusive safe harbor in relation to the repurchase of its shares.

The Company may elect to execute further buy backs within the parameters of its approved mandate in such manner, proportion and timing as it deems most appropriate to preserve shareholder value based on economic and market dynamics, together with the Company’s share price relative to the Company’s current and anticipated enterprise value and net asset value.

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.8 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit https://www.geniusgroup.ai/ The Company filed its Annual Report for the year ended December 31, 2024 on Form 20-F, with the SEC on April 30, 2025. A fully copy is available at https://ir.geniusgroup.net/sec-filings/annual-reports. A hard copy of the Annual Report is available from the Company upon written request at investor@geniusgroup.ai.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

For enquiries, contact investor@geniusgroup.ai